UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ----------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               INAMED Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $ .01
                         (Title of Class of Securities)

                                    453235103
                                 (CUSIP NUMBER)

             Donald K. McGhan 3800 Howard Hughes Pkwy., Suite 1800,
                               Las Vegas, NV 89109
                                 (702)791-2910
       (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 8, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 453235103
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald K. McGhan
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)
                    (b)      [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF & OO
--------------------------------------------------------------------------------
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                     [   ]
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
NUMBER OF                    (7)    SOLE VOTING POWER
                                    635,604
SHARES            --------------------------------------------------------------
                             (8)    SHARED VOTING POWER
BENEFICIALLY                       -0-
                  --------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
                                    635,604
EACH              --------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
REPORTING                           -0-
                  --------------------------------------------------------------
PERSON WITH
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,143,132
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                             [   ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.74%
--------------------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 453235103
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Shirley M. McGhan
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)
                    (b)      [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         PF & OO
--------------------------------------------------------------------------------
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
NUMBER OF                    (7)    SOLE VOTING POWER
                                    207,310
SHARES            --------------------------------------------------------------
                             (8)    SHARED VOTING POWER
BENEFICIALLY                       -0-
                  --------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
                                    207,310
EACH              --------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
REPORTING                           -0-
                  --------------------------------------------------------------
PERSON WITH
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         207,310
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      [   ]
--------------------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.81%
--------------------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          McGhan Management Corporation
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)
                    (b)      [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada, USA
--------------------------------------------------------------------------------
NUMBER OF                    (7)    SOLE VOTING POWER
                                    -0-
SHARES            --------------------------------------------------------------
                             (8)    SHARED VOTING POWER
BENEFICIALLY                        96,485
                  --------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
                                    -0-
EACH              --------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
REPORTING                           96,485
                  --------------------------------------------------------------
PERSON WITH
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         96,485
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                     [   ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.84%
--------------------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          McGhan Management Limited Partnership
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a)
                     (b)      [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada, USA
--------------------------------------------------------------------------------
NUMBER OF                    (7)    SOLE VOTING POWER
                                    -0-
SHARES            --------------------------------------------------------------
                             (8)    SHARED VOTING POWER
BENEFICIALLY                        197,280
                  --------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
                                    -0-
EACH              --------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
REPORTING                           197,280
                  --------------------------------------------------------------
PERSON WITH
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         197,280
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                    [   ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.72%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          International Integrated Industries L.L.C.
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)
                    (b)      [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            [   ]
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada, USA
--------------------------------------------------------------------------------
NUMBER OF                    (7)    SOLE VOTING POWER
                                    -0-
SHARES            --------------------------------------------------------------
                             (8)    SHARED VOTING POWER
BENEFICIALLY                        346,453
                  --------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
                                    -0-
EACH              --------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
REPORTING                           346,453
                  --------------------------------------------------------------
PERSON WITH
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         346,453
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                     [   ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.02%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Medical Device Alliance Inc.
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a)
                   (b)      [X]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada, USA
--------------------------------------------------------------------------------
NUMBER OF                    (7)    SOLE VOTING POWER
                                    660,000
SHARES            --------------------------------------------------------------
                             (8)    SHARED VOTING POWER
BENEFICIALLY                       -0-
                  --------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
                                    660,000
EACH              --------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
REPORTING                          -0-
                  --------------------------------------------------------------
PERSON WITH
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         660,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                    [   ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.77%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP NO. 453235103

                                  SCHEDULE 13D

This  Amendment No. 8 to the statement on Schedule 13D filed on behalf of Donald
K. McGhan, Shirley M. McGhan, International Integrated Industries, L.L.C., McGhan Management Corporation, McGhan Management Limited Partnership, and Medical Device Alliance Inc. (collectively the "Reporting Persons") dated
October 10, 1985, as amended by Amendment No. 1 filed on August 28, 1991, Amendment No. 2 filed on January 24, 1994, Amendment No. 3 filed on August 30, 1994, Amendment No. 4 filed on January 27, 1997, Amendment No. 5 filed on May 23, 1997, Amendment No. 6 filed on July 14, 1997, and Amendment No. 7 filed on January 15, 1998 (the "Schedule 13D"), relates to the common stock of Inamed Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 1.   Security Issuer.

          No Change.

ITEM 2.   Identity and Background.

This Amendment No. 8 is filed to include as a Reporting Person Medical Device Alliance Inc., a Nevada corporation ("MDA"). MDA is a corporation formed for the purpose of developing, acquiring and investing in medical device companies and technologies. The address of the principal place of business of MDA is 3800 Howard Hughes Parkway, Suite 1800, Las Vegas, Nevada 89109. MDA has not been subject of an action described in Item 2(d) or 2(e) of Schedule 13D. The members of the Board of Directors of MDA are: Donald K. McGhan, Chairman; John S. Gaynor, Director; Jim J. McGhan, Director; Joseph J. Territo, M.D., Director; and Gerald W. Yankie, Director. The Executive Officers of MDA are: Donald K. McGhan, President and Chief Executive Officer; Charles E. Barrantes, Executive Vice President and Chief Financial Officer; Jim J. McGhan, Vice President and Chief Operating Officer.

ITEM 3.  Source and Amount of Funds or Other Consideration.

MDA originally acquired 860,000 shares of common stock and beneficial ownership of a warrant to purchase 260,000 shares of common stock at $12.40 per share through a global resolution (the "Resolution") with the Company described in
Exhibit 99.3 on the Company's Current Report on Form 8-K,filed on July 14, 1998,SEC File Number 001-09741 (the "July 8-K")and a simultaneous Debt Conversion Agreement among International Integrated Industries, L.L.C. ("3I"), MDA and McMark L.P. effective July 8, 1998 attached as Exhibit 10.24 to MDA's Form 10-SB/A filed on December 21, 1998, SEC File Number 000-24979 (the "Form 10-SB") which exhibits are incorporated herein by this reference. 3I reacquired 200,000 shares of common stock that were originally acquired by MDA through the Debt Conversion Agreement.

13D
CUSIP NO. 453235103

ITEM 4. Purpose of Transaction.

The acquisition of the 860,000 shares of common stock of the Company by MDA and 3I and the warrant to purchase 260,000 shares of common stock was effected in connection with the Resolution of various outstanding business issues among the Company, MDA, 3I, and various other persons, as reflected in the Company's the July 8-K. MDA acquired the shares and beneficial ownership of the warrant for the purpose of acquiring a significant equity position in the Company and maximizing the value of its investment. To this end, MDA and 3I intend to continually review the Company's business affairs and financial position and future prospects as well as conditions in the securities markets and general economic and industrial conditions.

Based on such evaluation and review, and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), MDA and 3I will continue to consider various alternative courses of action and will in the future take such actions as they determine appropriate under the circumstances existing from time to time. To the extent consistent with the standstill agreement (the "Standstill Agreement") entered into in connection with the Resolution which is incorporated herein by reference to
Exhibit 99.3 to the July 8-K, such actions may include seeking representation on the Board of Directors of the Company making recommendations to members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of the Company through a proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as the Reporting Person may deem appropriate. To the extent consistent with the Standstill Agreement, such actions may involve the purchase of additional shares or, alternatively, may involve the sale of all or a portion of the shares held by one or more of the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

13D
CUSIP NO. 453235103

ITEM 5.  Interest in Securiites of the Issuer.

The  following  is  added  to Item  5:

(a) As of the date hereof Mr. McGhan beneficially owned 635,604 shares which he believes to be 5.56% of the outstanding class of shares of the Issuer.

As of the date hereof, Mr. McGhan's wife, Shirley M. McGhan beneficially owned 207,310 shares of common stock directly in her own account which she believes to be 1.81% of the outstanding class of shares of the Issuer.

Mr. McGhan disclaims beneficial ownership of the shares owned by Mrs. McGhan. Mrs. McGhan disclaims beneficial ownership of the shares owned by Mr. McGhan.1

As of the date hereof McGhan Management Corporation beneficially owned 96,485 shares of common stock which it believes to be 0.84% of the outstanding class of shares of the Issuer.

McGhan Management Corporation engaged in the following transactions in the Company's common stock since the filing of Amendment No. 7:

          August 19, 1998..............Sold 2,000 shares at $7.625/share
          August 19, 1998..............Sold 1,000 shares at $7.750/share
          August 20, 1998..............Sold 1,000 shares at $7.500/share
          August 21, 1998..............Sold 2,000 shares at $7.375/share
          August 21, 1998..............Sold 500 shares at $7.250/share
          January 12, 1999.............Sold 1,000 shares at $12.000/share
          January 14, 1999.............Sold 1,000 shares at $12.250/share
          January 15, 1999.............Sold 1,000 shares at $13.000/share
          February 12, 1999............Sold 1,000 shares at $13.50/share
          February 16, 1999............Sold 1,000 shares at $13.00/share

-------
      1 Does not include (a) 10,900 shares of which Nikki M. Moseley, a Director and Officer of McGhan Management Corporation, a Limited Partner of McGhan Management Limited Partnership, and daughter of Mr. McGhan is beneficial owner; (b) 46,314 shares held of record by a Living Trust established for the benefit of Nikki M. Moseley; and (c) 10,350 shares held of record by Garrett M. Wilson, Mr. McGhan's grandson and Mrs. Moseley's son.

13D
CUSIP NO. 453235103

As of the date hereof, McGhan Management Limited Partnership beneficially owned 197,280 shares of common stock which it believes to be 1.72% of the outstanding class of the stock of the issuer.

As of the date hereof, 3I beneficially owned 346,453 shares of common stock, which it believes to be 3.02% of the entire outstanding class of shares of the Issuer. 3I engaged in the following additional transactions in the Company's common stock since the filing of Amendment No. 7:

           April 21, 1998..............Conversion of Note and acquisition of
                                       16,052/shares
           October 21, 1998............Sold 1,000 shares at $5.375/share
           October 23, 1998............Sold 2,000 shares at $5.750/share
           October 23, 1998............Sold 1,000 shares at $5.500/share
           October 26, 1998............Sold 2,000 shares at $6.250/share
           October 28, 1998............Sold 2,000 shares at $6.250/share
           November 2, 1998............Sold 2,000 shares at $6.500/share
           November 2, 1998............Sold 2,000 shares at $6.750/share
           November 3, 1998............Sold 1,000 shares at $7.000/share
           November 3, 1998............Sold 2,000 shares at $7.375/share
           November 10, 1998...........Sold 2,000 shares at $7.250/share

As of the date hereof, Medical Device Alliance Inc. beneficially owned 660,000 shares which it believes to be 5.77% of the entire outstanding class of shares of the Issuer. Such beneficial ownership is calculated pursuant to Rule 13d-3 and excludes MDA's beneficial ownership of a warrant to purchase 260,000 shares of common stock at an exercise price of $12.40 per share. Such warrant may only be exercised, for so long as such exercise would not cause all Reporting Persons to own in aggregate more than 20% of the outstanding common stock of the issuer. The warrant is not, therefore, presently exerciseable, nor would it be exerciseable within 60 days of the date hereof. The warrant expires at 5:00 p.m. Pacific Daylight Time on July 8, 2002.

(c) Mr. McGhan has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the shares owned by him directly, and disclaims any power to vote or direct the voting or to dispose of any of the shares of Common Stock owned by Mrs. McGhan, subject to Nevada Community Property laws as applicable.

13D
CUSIP NO. 453235103

Mr. McGhan is the Chairman of the Board and the majority shareholder of McGhan Management Corporation and, as such, participates in voting on the directives that the Board of Directors authorizes for the Secretary of McGhan Management Corporation to act upon to vote, or to direct the vote, and to direct the disposition of the shares owned by McGhan Management Corporation.

Mr. McGhan is the General Manager and the sole General Partner of McGhan Management Limited Partnership and, as such, participates in decisions for McGhan Management Limited Partnership to direct the disposition of the shares owned by McGhan Management Limited Partnership.

Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C. and, as such, participates in voting on the directives that the Board of Members authorizes for the Secretary of International Integrated Industries, L.L.C. to act upon to vote, or to direct the vote, and to direct the disposition of the shares owned by International Integrated Industries, L.L.C.

Mr. McGhan is a Director and Chairman of the Board, President and Chief Executive Officer of MDA and, as such, participates in voting on the directives that the Board of Directors authorize for the officers of MDA to act upon and vote, or to direct a vote, and to direct the disposition of the shares owned by MDA. Mr. McGhan does not have the power as a officer, director or Chairman to direct such vote or disposition.

(c) The responses to Items 3 and 4 hereby incorporated by this reference.

(d) Mr. McGhan has the sole power to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by him directly and disclaims any power to receive or direct the receipt of dividends or proceed s of sale relating to the shares of Common Stock owned by Mrs. McGhan.

The Board of Directors of McGhan Management Corporation has the authority to direct the Secretary of McGhan Management Corporation to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by McGhan Management Corporation. Mr. McGhan is the Chairman of the Board and the majority shareholder of McGhan Management Corporation.

13D
CUSIP NO. 453235103

The General Manager and General Partner of McGhan Management Limited Partnership has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by McGhan Management Limited Partnership. Mr. McGhan is the sole General Partner of McGhan Management Limited Partnership.

The Managing Member of International Integrated Industries, L.L.C. has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by International Integrated Industries, L.L.C.. Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C.

The Board of Directors of MDA has the authority to direct the officers of MDA to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by MDA. Mr. McGhan is President, Chief Executive Office, a director and Chairman of the Board of MDA.

(e)      Not applicable.


ITEM 6. Contracts, Arrangemetns, Understandings or Relationship with Respect To Securities of the Issuer.

See Exhibit 99.3 to the July 8-K which is incorporated herein by reference. See also Exhibit 10.24 to MDA Registration Statement Form 10-SB/A filed December 21, 1998 which is incorporated herein by reference.

ITEM 7.  Material to be filed as Exhibits.

         See Exhibit Index at page 9.


                             [SIGNATURES NEXT PAGE]

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 24, 1999


                                        /s/ Donald K. McGhan
                                        ---------------------------------
                                        Donald K. McGhan, Individually


                                        /s/ Shirley M. McGhan
                                        ---------------------------------
                                        Shirley M. McGhan, Individually


                                        McGHAN MANAGEMENT CORPORATION


                                        By:  /s/ Donald K. McGhan
                                        --------------------------------
                                            Donald K. McGhan, Chairman


                                        McGHAN MANAGEMENT LIMITED PARTNERSHIP


                                        By:  /s/ Donald K. McGhan
                                        --------------------------------
                                           Donald K. McGhan, General Partner

                                        INTERNATIONAL INTEGRATED INDUSTRIES,
                                        L.L.C.


                                        By:  /s/ Donald K. McGhan
                                        --------------------------------
                                           Donald K. McGhan, Managing Member

                                        MEDICAL DEVICE ALLIANCE INC.


                                        By:  /s/ Donald K. McGhan
                                        --------------------------------
                                           Donald K. McGhan
                                           Chief Executive Officer and President

                                Exhibit Index

Exhibit No.              Description
------------             ------------------


10.1 Debt Conversion Agreement (incorporated by reference to Exhibit 10.24 to Medical Device Alliance, Inc.'s Registration Statement on Form 10-SB, SEC File
                         No. 000-24979, filed on December 21, 1998.

10.2                     Standstill Agreement (incorporated by reference to
                         Exhibit 99.3 to Form 8-K SEC File No. 001-09741, filed on July 14, 1998.




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